FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

August 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:  Ms. Karen Rossotto

Re:       Franklin Federal Tax-Free Income Fund (the “Registrant” or “Federal Tax-Free Fund”)

            File No. 333-212548

Dear Ms. Rossotto:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on August 15, 2016 to Kenneth L. Greenberg of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Insured Tax-Free Income Fund (the “Insured Tax-Free Fund”) into the Federal Tax-Free Fund.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 15, 2016 under Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus/Proxy Statement

1.         Text:  On page 4 of the “SUMMARY” section, the third paragraph under the question “How will the Transaction affect me?- Investment Goal, Strategies, Policies and Risks.” states:

Thus, the main difference between the portfolio strategies of the Funds is that the Insured Tax-Free Fund, consistent with its name, invests at least 80% of its net assets in insured municipal securities.  The Federal Tax-Free Fund does not have this policy.  However, the Federal Tax-Free Fund may still invest in insured municipal securities (although not required to do so), and both Funds buy municipal securities that are rated (or insured by an insurer rated) at the time of purchase in one of the top four ratings by a U.S. nationally recognized rating service (or comparable unrated securities); however, the Federal Tax-Free Fund has a fundamental policy requiring that 80% of its total assets be of investment grade.

Comment:  Consider adding additional explanation regarding the differences between insured versus non-insured municipal securities.

Response:  The Registrant has revised the disclosure in the third paragraph under the question “How will the Transaction affect me?- Investment Goal, Strategies, Policies and Risks.”  to state as follows:

The main difference between the portfolio strategies of the Funds is that the Insured Tax-Free Fund, consistent with its name, invests at least 80% of its net assets in insured municipal securities.  The Federal Tax-Free Fund does not have this policy, but it may still invest in insured municipal securities (although not required to do so).  Historically, investing in insured municipal bonds was intended to mitigate some of the credit risk associated with the issuers of municipal securities in which the Insured Tax-Free Fund invested.  Municipal bond insurance added a layer of protection to a municipal bond investment by having an insurance company promise to pay interest and repay principal as it came due should the municipal issuer default or miss a payment.  In the aftermath of the 2008-2009 financial crisis, the benefit of purchasing insured municipal bonds versus uninsured municipal bonds has greatly diminished due to the credit rating downgrades of municipal bond insurers and related questions about the strength of the claims paying ability of such insurers.  Both Funds, however, buy municipal securities that are rated (or insured by an insurer rated) at the time of purchase in one of the top four ratings by a U.S. nationally recognized rating service (or comparable unrated securities).  In addition, the Federal Tax-Free Fund has a fundamental policy requiring that at least 80% of its total assets be  investment grade securities.

Conforming edits have also been made to similar disclosure in the second paragraph on page 9 in the section titled “COMPARISON OF SOME IMPORTANT FEATURES OF THE FUND —Are there any significant differences between the investment goals, strategies and policies of the Funds?- Similar Principal Investment Strategies.”

2.         Text:  The fourth  paragraph under the question “How will the Transaction affect me?- Investment Goal, Strategies, Policies and Risks.” on page 5 of the “SUMMARY” section, states:

Both Funds’ investment manager selects securities that it believes will provide the best balance between risk and return within the Fund’s range of allowable investments and typically uses a buy and hold strategy.  This means it generally holds securities in the Fund’s portfolio for income purposes, rather than trading securities for capital gains, although the investment manager may sell a security at any time if it believes it could help the Fund meet its goal.

Comment:  Consider adding disclosure to the “Summary” section that makes clear that while the Insured Tax-Free Fund and Federal Tax Free Fund have the same investment manager, the Funds have different portfolio managers.

Response:  The registrant has added the following disclosure to the section titled “How will the Transaction affect me?-Management Fee Structure.” on page 6 of the “SUMMARY” section:

Portfolio Management and Management Fee Structure.  While Franklin Advisers, Inc. (“FAV” or the “Investment Manager”) serves as investment manager to both Funds, the Funds have different portfolio management personnel.  The current members of the Federal Tax-Free Fund portfolio management team are expected to continue to manage the Federal Tax-Free Fund after the Transaction.  Both Funds are currently subject to an asset based management fee structure.  While both Funds’ investment management agreement has identical breakpoints, the investment management fee ratio currently paid by the Federal Tax-Free Fund is slightly lower than fee paid by the Insured Tax-Free Fund.  For more information, see the section below titled “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS— Who manages the Funds- Fund Management Team. and What are the Funds’ investment management fees?”

3.         Text:  On page 5 of the “SUMMARY, under the heading “How will the Transaction Affect Me?- Past Performance”, the first sentence states:

The Insured Tax-Free Fund, on an average annual total return basis, has underperformed the Federal Tax-Free Fund for the one year, five year, ten year and since inception periods as of June 30, 2016.

Comment:  Consider revising the sentence to state:

The Insured Tax-Free Fund, on an average annual total return basis, has underperformed, as of June 30, 2016, the Federal Tax-Free Fund for the one year, five year, ten year and since inception periods.

Response:  Revised as requested.

4.         Text:  The total return and yield performance on page 5 of the “SUMMARY, under the heading “How will the Transaction Affect Me?- Past Performance.”

Comment:  Please confirm that despite the differences in portfolio holdings (i.e., the Insured Tax Free Fund invests primarily in insured municipal securities and the Federal Tax Free Fund invests in non-insured municipal securities) it is appropriate to compare the Funds’ performance.

Response:  The Registrant confirms that it believes it is appropriate to compare the performance of the Funds.  Although the Insured Tax-Free Fund invests to a greater extent in insured municipal securities, both Funds invest in high-quality, investment grade municipal securities with very low historical default rates.   The Fund’s portfolio holdings are comparable, with a similar average coupon rate, duration and weighted maturity, and, as noted in the pro forma narrative, the investment manager anticipates that  less than 5% of Insured Tax Free Fund’s portfolio will be sold in connection with the reorganization.

5.         Text:  On page 9, under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS— Are there any significant differences between the investment goals, strategies, and policies of the Funds?-Similar Principal Investment Strategies” the last sentence of the fourth paragraph states:

In addition, the Investment Manager for both Funds also may consider the cost of insurance when selecting securities for a Fund.

Comment:  Please confirm supplementally that the references to “cost of insurance” refers to an insurance policy issued by a municipal bond insurer and not a hedging technique.

Response:  The Registrant confirms that the references to “cost of insurance” refers to an insurance policy issued by a municipal bond insurer and not a hedging technique.  In addition we have added the below clarifying disclosure before the sentence in question and moved the disclosure below to the end of the first paragraph on page 9 that discusses insured municipal securities:

Each Fund generally purchases bonds that have insurance in place so it does not pay insurance premiums directly.  The premium costs, however, are reflected in a lower yield and/or higher price for the insured bond.  When beneficial, a Fund may purchase insurance for an uninsured bond directly from a qualified municipal bond insurer, in which case a Fund pays the insurance premium directly to the insurance company. The Investment Manager may also consider the cost of insurance when selecting securities for a Fund.

6.         Text:  On page 11, under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS— Who manages the Funds?”,  the last sentence of the first paragraph states:

The Insured Tax-Free Fund operates as a diversified series of the Trust.

Comment:  Add a sentence that states that the Federal Tax Free Fund is a diversified investment company.

Response:  Revised as requested.

7.         Text:  On page 24, under the heading “COMPARISON OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS—How do the investment goals, strategies, policies and risks of the Funds compare?- Similar Principal Investment Strategies”  The first sentence under “Security Selection” states:

Although the Investment Manager will search for investments across a large number of municipal securities that finance different types of projects, from time to time, based on economic conditions, the Fund may have significant positions in municipal securities that finance similar types of projects.

Comment:  Confirm that when a Fund invests in municipal securities that finance a similar type of project, such as utilities, hospitals, higher education and transportation, such similar project is considered an industry for industry concentration purposes.

Response:  When a Fund invests in municipal securities that finance a similar type of project, it does not consider such project as an industry for industry concentration purposes.  Consistent with SEC guidance, governments or their political subdivisions that issue tax-exempt municipal securities are not considered by the Fund to be members of any industry.  See Investment Company Act Release No. 9785 (May 31, 1977).  This position is disclosed in each Fund’s statement of additional information with regard to its industry concentration policy.

8.         Text:  On page 32, under the heading “FURTHER INFORMATION ABOUT THE FUNDS—Comparison of Capital Structure”  The first sentence under Security Selection states:

The Federal Tax-Free Fund is a statutory trust, whereas the Insured Tax-Free Fund is a series of the Trust.

Comment:  Consider adding disclosure to make clear that the Federal Tax-Free Fund is a separate statutory trust from the Franklin Tax Free Trust (which is defined as the “Trust” in the prospectus/proxy statement).

Response:  The disclosure has been revised as follows:

The Insured Tax-Free Fund is a series of the Trust which is organized as a Delaware statutory trust.  The Federal Tax-Free Fund is also organized as a separate Delaware statutory trust and is distinct from the Trust.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Jason Venner, Esq. at (650) 312-3455.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Regards,

/s/ Karen L. Skidmore, Esq.

Secretary and Vice President

Franklin Federal Tax-Free Income Fund